UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras discloses E&P teaser in the Sergipe-Alagoas Basin

Rio de Janeiro, November 1, 2019 – Petróleo Brasileiro S.A. – Petrobras reports that it has started the opportunity disclosure stage (teaser) regarding the sale of its interest in 15 onshore exploratory blocks, located in the Sergipe-Alagoas Basin.

The teaser, which contains key information about the opportunity, as well as the eligibility criteria for selection of potential participants, is available on Petrobras website: https://www.investidorpetrobras.com.br/en/results-and-notices/teasers

The main subsequent stages of the project will be reported to the market in due course.

This disclosure complies with Petrobras divestment guidelines and is aligned with the provisions of the special procedure for the sale of the rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons provided for in Decree 9,355/2018.

This operation is in line with the company’s portfolio optimization and improvement of capital allocation, aiming at creating value for our shareholders.

About the exploratory blocks

Among the 15 exploratory blocks, eight are exclusive Petrobras and include the following concessions: SEAL-T-61_R11, SEAL-T-112_R12, SEAL-T-165_R12, SEAL-T-177_R12, SEAL-T-359_R12, SEAL-T-372_R12, SEAL-T-383_R12 e SEAL-T-384_R12. The SEAL-T-61_R11 Concession, resulting from ANP's 11th Bidding Round, was signed in 2013. The SEAL-T-112, SEAL-T-165, SEAL-T-177, SEAL-T-359, SEAL-T-372, SEAL-T-383 and SEAL-T-384 concessions, from the ANP's 12th Bidding Round, were signed in 2014.

In the remaining 7 blocks, Petrobras and Nova Petróleo are partners in the SEAL-T-279_R12, SEAL-T-280_R12, SEAL-T-291_R12, SEAL-T-292_R12, SEAL-T-345, SEAL-T-346_R12 and SEAL-T-360_R12 concessions, each holding a 50% interest, had been acquired in the ANP's 12th Bidding Round, in 2014. In this case, after the submission of bids, Nova Petróleo may exercise the preemptive right to acquire Petrobras interests.

Offers must be made by block.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 01, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer